Earnings Release
ELBIT SYSTEMS REPORTS
SECOND QUARTER 2024 RESULTS

Order backlog at $21.1 billion; Revenues of $1.6 billion; Non-GAAP net income of $93 million; GAAP net income of $78 million; Non-GAAP net EPS of $2.08; GAAP net EPS of $1.76

Haifa, Israel, August 14, 2024 – Elbit Systems Ltd. ("Elbit Systems" or the "Company") (NASDAQ and TASE: ESLT), the international high technology defense company, reported today its consolidated results for the second quarter ended June 30, 2024.

In this release, the Company is providing US-GAAP results as well as non-GAAP financial data, which are intended to provide investors a more comprehensive view of the Company's business results and trends. For a description of the Company's non-GAAP definitions see page 4 below, "Non-GAAP financial data". Unless otherwise stated, all financial data presented is US-GAAP financial data.

Management Comment:

Bezhalel (Butzi) Machlis, President and CEO of Elbit Systems, commented:

"Elbit Systems demonstrated a 12% year-over-year increase in revenues in the second quarter. The continuous high demand for our products and solutions reinforces our position as industry leaders. Our long-term investments in technologies, research and development in collaboration with our key customers, and the expansion of our manufacturing capabilities, enable us to meet our commitments to our customers and to drive the continued growth and focus on profitability of the Company, in alignment with our strategic goals. This growth reflects the dedication and commitment of Elbit Systems' employees in Israel and around the world, who contribute every day to the Company's success."

Second quarter 2024 results:

Revenues in the second quarter of 2024 were $1,626.2 million, as compared to $1,453.9 million in the second quarter of 2023.

Aerospace revenues were similar to the revenues in the second quarter of 2023. C4I and Cyber revenues increased by 11% in the second quarter of 2024, as compared to the second quarter of 2023 mainly due to radio systems sales. ISTAR and EW revenues increased by 9% mainly due to Electronic Warfare and Electro-Optic systems sales in Israel and Asia-Pacific. Land revenues increased by 37% due to the increase in ammunition and munition sales in Israel. Elbit Systems of America revenues increased by 11% due to the increase in Maritime and Warfighter systems.

For distribution of revenues by segments and geographic regions see the tables on page 12.

Earnings Release

Non-GAAP(*) gross profit amounted to $396.2 million (24.4% of revenues) in the second quarter of 2024, as compared to $379.3 million (26.1% of revenues) in the second quarter of 2023. GAAP gross profit in the second quarter of 2024 was $389.7 million (24.0% of revenues), as compared to $372.2 million (25.6% of revenues) in the second quarter of 2023.

Research and development expenses, net were $116.8 million (7.2% of revenues) in the second quarter of 2024, as compared to $93.4 million (6.4% of revenues) in the second quarter of 2023.

Marketing and selling expenses, net were $87.7 million (5.4% of revenues) in the second quarter of 2024, as compared to $101.7 million (7.0% of revenues) in the second quarter of 2023.

General and administrative expenses, net were $68.7 million (4.2% of revenues) in the second quarter of 2024, as compared to $75.4 million (5.2% of revenues) in the second quarter of 2023.

Non-GAAP(*) operating income was $130.5 million (8.0% of revenues) in the second quarter of 2024, as compared to $115.5 million (7.9% of revenues) in the second quarter of 2023. GAAP operating income in the second quarter of 2024 was $116.5 million (7.2% of revenues), as compared to $101.6 million (7.0% of revenues) in the second quarter of 2023.

Financial expenses, net were $29.1 million in the second quarter of 2024, as compared to $32.1 million in the second quarter of 2023.

Taxes on income were $11.3 million in the second quarter of 2024, as compared to $9.2 million in the second quarter of 2023.

Non-GAAP(*) net income attributable to the Company's shareholders in the second quarter of 2024 was $92.7 million (5.7% of revenues), as compared to $73.5 million (5.1% of revenues) in the second quarter of 2023. GAAP net income attributable to the Company's shareholders in the second quarter of 2024 was $78.4 million (4.8% of revenues), as compared to $62.4 million (4.3% of revenues) in the second quarter of 2023.

Non-GAAP(*) diluted net earnings per share attributable to the Company's shareholders were $2.08 for the second quarter of 2024, as compared to $1.65 for the second quarter of 2023. GAAP diluted earnings per share attributable to the Company's shareholders in the second quarter of 2024 were $1.76, as compared to $1.40 in the second quarter of 2023.

The Company’s order backlog as of June 30, 2024 totaled $21.1 billion. Approximately 69% of the current backlog is attributable to orders from outside Israel. Approximately 43% of the backlog is scheduled to be performed during the remainder of 2024 and 2025.

Cash flow provided by operating activities in the six months ended June 30, 2024 was $26.0 million, as compared to cash flow used in operating activities of $210.7 million in the six months ended June 30, 2023. The cash flow in the six months ended June 30, 2024 was affected mainly by the increase in inventories and trade receivables, which was offset by the increase in contract liabilities.

* see page 4

Earnings Release

Impact of the “Swords of Iron” War on the Company:

On October 7, 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of brutal attacks on civilian and military targets. Hamas also launched extensive rocket attacks on the Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in many other parts of Israel. Israel has also been attacked by other terrorist organizations on different fronts, including from Lebanon, which have prompted military responses from Israel. Following the attacks, the State of Israel declared a state of war, which is ongoing.

Since the commencement of hostilities, Elbit Systems has experienced a material increased demand for our products and solutions from the Israel Ministry of Defense (IMOD) compared to the demand levels prior to the war. We have also increased our support to the IMOD, mainly through deliveries of our systems and the dedicated efforts of our employees. At the same time, the Company continues its activities in the international market including through its local subsidiaries. Subject to further developments, which are difficult to predict, the IMOD’s increased demand for the Company’s products and solutions may continue and could generate material additional orders to the Company.

While the vast majority of our facilities in Israel continue to operate uninterrupted, some of our operations have experienced disruptions due to supply chain and operational constraints, the relocation of certain production lines, evacuation of employees and mobilization of our employees for reserve duty. The number of employees mobilized was approximately 6% as of June 30, 2024, and could fluctuate depending on future developments.

Elbit Systems has taken a number of steps to protect the safety and security of our employees, support our increased production, mitigate potential supply chain disruptions and maintain business continuity, among them relocation of production lines from facilities in areas of the country that have been evacuated to other facilities; recruitment of additional employees; increased monitoring of our global supply chain to identify delays, shortages and bottlenecks; reschedule of deliveries to certain of our customers as necessary; and increase of inventories.

The extent of the effects of the war on the Company's performance will depend on future developments of the war that are difficult to predict at this time, including its duration and scope. We continue to monitor the situation closely.

Earnings Release

* Non-GAAP financial data:

The following non-GAAP financial data, including Adjusted gross profit, Adjusted operating income, Adjusted net income, and Adjusted diluted earnings per share, is presented to enable investors to have additional information on our business performance as well as a further basis for periodical comparisons and trends relating to our financial results. We believe such data provides useful information to investors and analysts by facilitating more meaningful comparisons of our financial results over time. The non-GAAP adjustments exclude amortization expenses of intangible assets related to acquisitions that occurred mainly in prior periods, capital gains related primarily to the sale of investments, restructuring activities, uncompensated costs related to "Swords of Iron" war, non-cash stock based compensation expenses, revaluations of investments in affiliated companies, non-operating foreign exchange gains or losses, one-time tax expenses, and the effect of tax on each of these items. We present these non-GAAP financial measures because management believes they supplement and/or enhance management’s, analysts’ and investors’ overall understanding of the Company’s underlying financial performance and trends and facilitate comparisons among current, past, and future periods.

Specifically, management uses Adjusted gross profit, Adjusted operating income, and Adjusted net income attributable to the Company’s shareholders to measure the ongoing gross profit, operating profit and net income performance of the Company because the measure adjusts for more significant non-recurring items, amortization expenses of intangible assets relating to prior acquisitions, and non-cash expense which can fluctuate year to year.

We believe Adjusted gross profit, Adjusted operating income, and Adjusted net income attributable to the Company’s shareholders are useful to existing shareholders, potential shareholders and other users of our financial information because they provide measures of the Company’s ongoing performance that enable these users to perform trend analysis using comparable data.

Management uses Adjusted diluted earnings per share to evaluate further adjusted net income attributable to the Company’s shareholders while considering changes in the number of diluted shares over comparable periods.
We believe adjusted diluted earnings per share is useful to existing shareholders, potential shareholders and other users of our financial information because it also enables these users to evaluate adjusted net income attributable to Company’s shareholders on a per-share basis.

The non-GAAP measures used by the Company are not based on any comprehensive set of accounting rules or principles. We believe that non-GAAP measures have limitations in that they do not reflect all of the amounts associated with our results of operations, as determined in accordance with GAAP, and that these measures should only be used to evaluate our results of operations in conjunction with the corresponding GAAP measures.

Investors are cautioned that, unlike financial measures prepared in accordance with GAAP, non-GAAP measures may not be comparable with the calculation of similar measures for other companies. They should consider non-GAAP financial measures in addition to, and not as replacements for or superior to, measures of financial performance prepared in accordance with GAAP.

Earnings Release
Reconciliation of GAAP to Non-GAAP Supplemental Financial Data:
(US Dollars in millions, except for per share amounts)

	Six months ended June 30, 2024	Six months ended June 30, 2023	Three months ended June 30, 2024	Three months ended June 30, 2023	Year ended December 31, 2023
GAAP gross profit	$763.8	$733.7	$389.7	$372.2	$1,483.0
Adjustments:
Amortization of purchased intangible assets(*)	10.6	13.6	4.2	6.6	27.3
Restructuring of a subsidiary's activities	—	—	—	—	17.5
Stock based compensation	0.9	1.0	0.5	0.5	1.8
Uncompensated labor costs related to "Swords of Iron" war	4.3	—	1.8	—	4.3
Non-GAAP gross profit	$779.6	$748.3	$396.2	$379.3	$1,533.9
Percent of revenues	24.5%	26.3%	24.4%	26.1%	25.7%

GAAP operating income	$221.8	$195.5	$116.5	$101.6	$369.1
Adjustments:
Amortization of purchased intangible assets(*)	18.4	21.8	8.1	10.6	43.9
Restructuring of a subsidiary's activities	—	—	—	—	17.5
Stock based compensation	5.7	6.8	3.3	3.3	12.1
Uncompensated labor costs related to "Swords of Iron" war	6.2	—	2.6	—	6.1
Non-GAAP operating income	$252.1	$224.1	$130.5	$115.5	$448.7
Percent of revenues	7.9%	7.9%	8.0%	7.9%	7.5%

GAAP net income attributable to Elbit Systems’ shareholders	$152.0	$124.4	$78.4	$62.4	$215.1
Adjustments:
Amortization of purchased intangible assets(*)	18.4	21.8	8.1	10.6	43.9
Restructuring of a subsidiary's activities	—	—	—	—	17.5
Stock based compensation	5.7	6.8	3.3	3.3	12.1
Uncompensated labor costs related to "Swords of Iron" war	6.2	—	2.6	—	6.1
Revaluation of investment measured under fair value option	7.4	—	7.4	—	3.0
Non-operating foreign exchange (gains) losses	(12.3)	2.4	(4.9)	(1.4)	12.0
Tax effect and other tax items, net	(4.0)	(2.8)	(2.2)	(1.4)	(10.9)
Non-GAAP net income attributable to Elbit Systems' shareholders	$173.4	$152.6	$92.7	$73.5	$298.8
Percent of revenues	5.5%	5.4%	5.7%	5.1%	5.0%

GAAP diluted net EPS	$3.41	$2.79	$1.76	$1.40	$4.82
Adjustments, net	0.48	0.63	0.32	0.25	1.88
Non-GAAP diluted net EPS	$3.89	$3.42	$2.08	$1.65	$6.70

(*) While amortization of acquired intangible assets is excluded from the measures, the revenue of the acquired companies is reflected in the measures and the acquired assets contribute to revenue generation.

Earnings Release

Recent Events:

On June 10, 2024, the Company announced that S&P Global Ratings Maalot Ltd., an Israeli rating agency (“Maalot”), issued its rating report regarding Elbit Systems (the "Rating Report"). In its Rating Report, Maalot reaffirmed its long term rating of “ilAA” (on local scaling) with a stable outlook regarding the Company's Series B, C and D Notes, and its short term rating of "ilA-1+" (on local scaling) regarding the Company's Commercial Paper.

On July 29, 2024, the Company announced that it was awarded a contract worth approximately $190 million to supply its Iron Sting laser and GPS-guided mortar munition to the Israeli Ministry of Defense. The contract will be performed over a period of two years.

On August 1, 2024, the Company announced that it was awarded a contract in an amount of approximately $340 million for the supply of ammunition to the Israeli Ministry of Defense (IMOD). The contract will be performed over a period of ten years. Elbit Systems will establish a manufacturing facility to produce the ammunition.

On August 6, 2024, the Company announced that it was awarded a contract worth approximately $270 million to supply rocket artillery to an international customer. The contract will be performed over a period of four years.

On August 8, 2024, the Company announced that it was awarded a contract worth approximately $130 million to supply Iron Fist Active Protection Systems to BAE Systems Hägglunds. The systems will be installed on the CV90 Infantry Fighting Vehicle as part of a project of a European country. The contract will be performed over a period of five and a half years.

Earnings Release
Dividend:

The Board of Directors declared a dividend of $0.50 per share. The dividend’s record date is October 15, 2024. The dividend will be paid on October 28, 2024, after deduction of withholding tax, at the rate of 16.8%.

Conference Call:

The Company will be hosting a conference call today, Wednesday, August 14, 2024, at 9:00 a.m. Eastern Time. On the call, management will review and discuss the results and will be available to answer questions.

To participate, please call one of the teleconferencing numbers that follow. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1-866-744-5399
Canada Dial-in Number: 1-866-485-2399
Israel Dial-in Number: 03-918-0644
International Dial-in Number: 972-3-918-0644

at 9:00am Eastern Time; 6:00am Pacific Time; 4:00pm Israel Time

The conference call will also be broadcast live on Elbit Systems’ website at https://www.elbitsystems.com. An online replay will be available from 24 hours after the call ends.

Alternatively, for two days following the call, investors will be able to dial a replay number to listen to the call. The dial-in numbers are: 1-888-782-4291 (US and Canada) or +972-3-925-5900 (Israel and International).

About Elbit Systems

Elbit Systems is a leading global defense technology company, delivering advanced solutions for a secure and safer world. Elbit Systems develops, manufactures, integrates and sustains a range of next-generation solutions across multiple domains.
Driven by its agile, collaborative culture, and leveraging Israel’s technology ecosystem, Elbit Systems enables customers to address rapidly evolving battlefield challenges and overcome threats.
Elbit Systems employs over 20,000 people in dozens of countries across five continents. The Company reported as of June 30, 2024 approximately $1.6 billion in revenues and an order backlog of approximately $21.1 billion.
For additional information, visit: https://elbitsystems.com/, follow us on Twitter or visit our official Facebook, Youtube and LinkedIn channels.

Attachments:

Consolidated balance sheets
Consolidated statements of income
Consolidated statements of cash flows
Consolidated revenue distribution by geographical regions and by segments

Earnings Release

Company Contact:

Dr. Yaacov (Kobi) Kagan, EVP & Chief Financial Officer
Tel: +972-77-2946663
kobi.kagan@elbitsystems.com

Dr. David Ravia, Investor Relations
Tel: +972-77-2947169
david.ravia@elbitsystems.com

Dalia Bodinger, VP, Communications & Brand
Tel: +972-77-2947602
dalia.bodinger@elbitsystems.com

This press release may contain forward‑looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended and the Israeli Securities Law, 1968) regarding Elbit Systems Ltd. and/or its subsidiaries (collectively the Company), to the extent such statements do not relate to historical or current facts. Forward-looking statements are based on management’s current expectations, estimates, projections and assumptions about future events. Forward‑looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions about the Company, which are difficult to predict, including projections of the Company’s future financial results, its anticipated growth strategies and anticipated trends in its business. Therefore, actual future results, performance and trends may differ materially from these forward‑looking statements due to a variety of factors, including, without limitation: scope and length of customer contracts; governmental regulations and approvals; changes in governmental budgeting priorities; general market, political and economic conditions in the countries in which the Company operates or sells, including Israel and the United States among others; including the duration and scope of the current war in Israel, and the potential impact on our operations; changes in global health and macro-economic conditions; differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; changes in the competitive environment; and the outcome of legal and/or regulatory proceedings. The factors listed above are not all-inclusive, and further information is contained in Elbit Systems Ltd.’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission. All forward‑looking statements speak only as of the date of this release.

Although the Company believes the expectations reflected in the forward-looking statements contained herein are reasonable, it cannot guarantee future results, level of activity, performance or achievements. Moreover, neither the Company nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. The Company does not undertake to update its forward-looking statements.

Elbit Systems Ltd., its logo, brand, product, service and process names appearing in this Press Release are the trademarks or service marks of Elbit Systems Ltd. or its affiliated companies. All other brand, product, service and process names appearing are the trademarks of their respective holders. Reference to or use of a product, service or process other than those of Elbit Systems Ltd. does not imply recommendation, approval, affiliation or sponsorship of that product, service or process by Elbit Systems Ltd. Nothing contained herein shall be construed as conferring by implication, estoppel or otherwise any license or right under any patent, copyright, trademark or other intellectual property right of Elbit Systems Ltd. or any third party, except as expressly granted herein.
(FINANCIAL TABLES TO FOLLOW)

Earnings Release

ELBIT SYSTEMS LTD.
CONSOLIDATED BALANCE SHEETS
(In thousands of US Dollars)

	As of June 30, 2024	As of December 31, 2023
Assets
Cash and cash equivalents	$120,662	$197,429
Short-term bank deposits	18,160	10,518
Trade and unbilled receivables and contract assets, net	2,941,362	2,716,762
Other receivables and prepaid expenses	317,340	285,352
Inventories, net	2,698,651	2,298,019
Total current assets	6,096,175	5,508,080

Investments in affiliated companies and other companies	145,727	145,350
Long-term trade and unbilled receivables and contract assets	415,603	364,719
Long-term bank deposits and other receivables	80,777	87,648
Deferred income taxes, net	23,602	23,423
Severance pay fund	195,129	206,943
Total	860,838	828,083

Operating lease right of use assets	526,099	425,884
Property, plant and equipment, net	1,173,176	1,087,950
Goodwill and other intangible assets, net	1,863,299	1,889,585
Total assets	$10,519,587	$9,739,582

Liabilities and Equity
Short-term bank credit and loans	$704,285	$576,594
Current maturities of long-term loans and Series B, C and D Notes	73,364	75,286
Operating lease liabilities	72,488	67,390
Trade payables	1,276,826	1,254,126
Other payables and accrued expenses	1,222,019	1,194,347
Contract liabilities	2,058,219	1,656,103
Total current liabilities	5,407,201	4,823,846

Long-term loans, net of current maturities	28,330	41,227
Series B, C and D Notes, net of current maturities	272,157	342,847
Employee benefit liabilities	485,364	510,416
Deferred income taxes and tax liabilities, net	56,967	55,240
Contract liabilities	510,379	354,319
Operating lease liabilities	449,815	363,100
Other long-term liabilities	285,092	298,296
Total long-term liabilities	2,088,104	1,965,445

Elbit Systems Ltd.'s equity	3,021,235	2,947,503
Non-controlling interests	3,047	2,788
Total equity	3,024,282	2,950,291
Total liabilities and equity	$10,519,587	$9,739,582

Earnings Release
ELBIT SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF INCOME
(In thousands of US Dollars, except for share and per share amounts)

	Six months ended June 30, 2024	Six months ended June 30, 2023	Three months ended June 30, 2024	Three months ended June 30, 2023	Year ended December 31, 2023
Revenues	$3,180,108	$2,847,383	$1,626,157	$1,453,895	$5,974,744
Cost of revenues	2,416,274	2,113,711	1,236,472	1,081,739	4,491,790
Gross profit	763,834	733,672	389,685	372,156	1,482,954

Operating expenses:
Research and development, net	215,320	203,750	116,799	93,432	424,420
Marketing and selling, net	176,795	181,878	87,713	101,718	359,141
General and administrative, net	149,872	152,564	68,690	75,424	330,285
Total operating expenses	541,987	538,192	273,202	270,574	1,113,846
Operating income	221,847	195,480	116,483	101,582	369,108

Financial expenses, net	(60,266)	(56,269)	(29,081)	(32,057)	(137,827)
Other income (expenses), net	3,267	(3,524)	(2,029)	(1,678)	(4,787)
Income before income taxes	164,848	135,687	85,373	67,847	226,494
Taxes on income	(22,859)	(17,943)	(11,261)	(9,248)	(22,913)
Income after taxes on income	141,989	117,744	74,112	58,599	203,581

Equity in net earnings of affiliated companies	10,341	6,852	4,492	3,824	12,275

Net income	$152,330	$124,596	$78,604	$62,423	$215,856

Less: net income attributable to non-controlling interests	(292)	(176)	(239)	(72)	(725)
Net income attributable to Elbit Systems Ltd.'s shareholders	$152,038	$124,420	$78,365	$62,351	$215,131

Earnings per share attributable to Elbit Systems Ltd.'s shareholders:
Basic net earnings per share	$3.42	$2.81	$1.76	$1.41	$4.85
Diluted net earnings per share	$3.41	$2.79	$1.76	$1.40	$4.82

Weighted average number of shares used in computation of:
Basic earnings per share (in thousands)	44,469	44,346	44,476	44,348	44,375
Diluted earnings per share (in thousands)	44,641	44,548	44,623	44,637	44,592

Earnings Release
ELBIT SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOW
(In thousands of US Dollars)

	Six months ended June 30, 2024	Six months ended June 30, 2023	Year ended December 31, 2023
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$152,330	$124,596	$215,856
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	78,122	80,735	164,799
Stock-based compensation	5,705	6,761	12,141
Amortization of series B, C and D related issuance costs, net	248	311	579
Deferred income taxes and reserve, net	6,045	(448)	(13,165)
Gain on sale of property, plant and equipment	(317)	(232)	(651)
Loss on sale of investment, remeasurement of investments held under fair value method	7,834	—	4,990
Equity in net (earnings) losses of affiliated companies, net of dividend received (*)	(4,999)	(1,808)	10,046
Changes in operating assets and liabilities, net of amounts acquired:
Increase in trade and unbilled receivables and prepaid expenses	(300,943)	(109,320)	(96,594)
Increase in inventories, net	(405,263)	(269,281)	(351,594)
Increase (decrease) in trade payables and other payables and accrued expenses	(47,845)	(43,738)	175,446
Severance, pension and termination indemnities, net	(23,272)	(13,337)	(24,331)
Increase in contract liabilities	558,352	15,032	16,187
Net cash (used in) provided by operating activities	25,997	(210,729)	113,709
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment and other assets	(115,528)	(97,237)	(187,037)
Acquisition of subsidiaries, net of cash assumed	—	(10,380)	(10,380)
Investments in affiliated companies and other companies, net	(1,098)	(1,035)	(5,416)
Proceeds from sale of property, plant and equipment	4,362	590	1,466
Proceeds from sale of a subsidiary and an investment	7,376	—	151
Investment in short-term deposits, net	(7,591)	(25,584)	(9,467)
Investment in long-term deposits, net	(441)	83	83
Net cash used in investing activities	(112,920)	(133,563)	(210,600)
CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of shares	6	1	30
Issuance of commercial paper	36,380	—	313,620
Repayment of long-term loans	(11,203)	(226,118)	(246,231)
Proceeds from long-term bank loans	—	—	20,000
Repayment of Series B, C and D Notes	(61,862)	(62,434)	(62,434)
Dividends paid (**)	(44,473)	(44,857)	(89,248)
Change in short-term bank credit and loans, net	91,308	578,272	147,475
Net cash provided by financing activities	10,156	244,864	83,212
Net decrease in cash and cash equivalents	(76,767)	(99,428)	(13,679)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	$197,429	$211,108	$211,108
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	$120,662	$111,680	$197,429
(*) Dividend received from affiliated companies and partnerships	$5,342	$5,044	$22,321
(**) Dividends paid during 2023 included approximately $0.5 million dividends paid by subsidiaries to non-controlling interests.

Earnings Release
ELBIT SYSTEMS LTD.
DISTRIBUTION OF REVENUES
(In millions of US Dollars)

Consolidated revenues by geographical regions:

	Six months ended June 30, 2024	%	Six months ended June 30, 2023	%	Three months ended June 30, 2024	%	Three months ended June 30, 2023	%	Year ended December 31, 2023	%
Israel	$896.0	28.2	$499.9	17.6	$444.0	27.3	$244.5	16.8	$1,167.2	19.5
North America	695.6	21.9	690.0	24.2	368.4	22.7	337.7	23.2	1,417.7	23.7
Europe	857.3	27.0	832.9	29.3	472.5	29.1	464.1	31.9	1,776.4	29.7
Asia-Pacific	542.8	17.1	653.9	23.0	235.7	14.5	315.3	21.7	1,263.8	21.2
Latin America	73.9	2.3	58.2	2.0	39.7	2.4	28.0	1.9	120.7	2.0
Other countries	114.5	3.5	112.5	3.9	65.9	4.0	64.3	4.5	228.9	3.9
Total revenue	$3,180.1	100.0	$2,847.4	100.0	$1,626.2	100.0	$1,453.9	100.0	$5,974.7	100.0

Consolidated revenues by segments:

	Six months ended June 30, 2024	Six months ended June 30, 2023	Three months ended June 30, 2024	Three months ended June 30, 2023	Year ended December 31, 2023
Aerospace
External customers	$782.2	$784.1	$414.7	$421.9	$1,613.2
Intersegment revenue	120.9	123.7	66.5	65.1	260.1
Total	903.1	907.8	481.2	487.0	1,873.3
C4I and Cyber
External customers	359.6	318.9	175.1	157.1	668.4
Intersegment revenue	25.1	25.5	12.6	11.6	52.7
Total	384.7	344.4	187.7	168.7	721.1
ISTAR and EW
External customers	561.6	492.7	264.4	243.4	996.9
Intersegment revenue	103.3	94.7	54.4	49.3	182.5
Total	664.9	587.4	318.8	292.7	1,179.4
Land
External customers	741.4	554.7	380.7	276.2	1,241.0
Intersegment revenue	41.4	40.8	22.0	17.9	65.2
Total	782.8	595.5	402.7	294.1	1,306.2
ESA
External customers	735.3	697.0	391.3	355.3	1,455.2
Intersegment revenue	1.7	3.7	1.6	—	9.7
Total	737.0	700.7	392.9	355.3	1,464.9
Revenues
Total revenues (external customers and intersegment) for reportable segments	3,472.5	3,135.8	1,783.3	1,597.8	6,544.9
Less - intersegment revenue	(292.4)	(288.4)	(157.1)	(143.9)	(570.2)
Total revenues	$3,180.1	$2,847.4	$1,626.2	$1,453.9	$5,974.7